UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
DECEMBER 31, 2012 AND 2011

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2012 and 2011	3
Notes to Financial Statements	4–15

SUPPLEMENTAL SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	16–17
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2012	18
Signature	19

EXHIBIT
23.1	--	Consent of Independent Registered Public Accounting Firm	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 26, 2013

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2012 and 2011

	December 31,
(in thousands of dollars)	2012	2011

Assets:
Investments, at fair value:
Pfizer Inc. common stock	$1,773,579	$1,545,309
Pfizer Inc. preferred stock	60,261	59,628
Common/collective trust funds	3,266,716	2,873,845
Mutual funds	2,833,280	2,574,494
Fixed income funds	1,689,903	1,729,088
Total investments, at fair value	9,623,739	8,782,364

Receivables:
Participant contributions	72	69
Company contributions	14,171	5,494
Notes receivable from participants	83,062	85,710
Securities sold	1,192	1,975
Interest and other	44	5,113
Total receivables	98,541	98,361
Total assets	9,722,280	8,880,725

Liabilities:
Payable for securities purchased	2,864	8,173
Investment management fees payable	680	1,193
Other	174	346
Total liabilities	3,718	9,712

Net assets available for plan benefits before adjustment	9,718,562	8,871,013

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,630)	(83,449)

Net assets available for plan benefits	$9,623,932	$8,787,564

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2012 and 2011

	Year Ended December 31,
(in thousands of dollars)	2012	2011

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$975,267	$214,662
Pfizer Inc. common stock dividends	62,829	58,038
Pfizer Inc. preferred stock dividends	2,565	2,909
Interest income	55,594	65,594
Dividend income from other investments	60,239	26,979
Total investment income	1,156,494	368,182
Interest income from notes receivable from participants	3,821	4,420
Less: Investment management, redemption and loan fees	(1,218)	(2,088)
Net investment and interest income	1,159,097	370,514

Transfers into plan	7,506	-

Contributions:
Participant	370,614	415,513
Company	159,207	164,360
Total contributions	529,821	579,873
Total additions, net	1,696,424	950,387

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(860,056)	(1,002,867)

Net increase (decrease)	836,368	(52,480)

Net assets available for plan benefits:
Beginning of year	8,787,564	8,840,044
End of year	$9,623,932	$8,787,564

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

1.     Description of the Plan

The Pfizer Savings Plan (the Plan) is a defined contribution retirement savings plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Plan Sponsor monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

In general, except for investment management fees, redemption fees and loan fees associated with certain investment fund options, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may elect to make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. For all participants, contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes. Beginning on January 1, 2012, if a participant has contributions in the Plan that are immediately distributable as money that would be eligible to be rolled over to an individual retirement account, the participant may elect to convert those assets to after-tax Roth 401(k) contributions through the new Roth 401(k) In-Plan Conversion feature. A participant’s age will determine which contributions are eligible to satisfy these requirements.

The Company matching contribution formula elected by participants under the former Pharmacia Savings Plan as of December 31, 2007 remained in effect under the Plan through December 31, 2011. The Company match depended on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program was selected. Under both Options, the Company matched 100% of participant contributions, from 1% to 5% of compensation, as defined by the Plan. Under Option 2 of the Choice Program, there was an additional $0.25 to $1.00 Company match for each $1.00 contributed on the first 5% of eligible pay which was based on the participant's age as follows:

-	Under age 35: $0.25 additional match
-	Age 35 - 44: $0.50 additional match
-	Age 45 - 49: $0.75 additional match
-	Age 50 and older: $1.00 additional match

The Company matching formula for participants in the former Wyeth Savings Plan was 50% of the first 6% of base pay and remained in effect through December 31, 2011.

Plan amendments to the Wyeth Savings Plan provided that all active participants and participants on approved leave of absence as of October 16, 2009 became 100% vested in any unvested company matching contributions that had been earned in the Wyeth Savings Plan through that date and 100% vesting on all future Company matching contributions. Unvested matching contributions earned by a participant in the Wyeth Savings Plan who was not actively employed on October 16, 2009 remain subject to the five year vesting schedule set forth below until the time he or she becomes eligible to participate in the Plan (i.e., upon rehire by the Company).

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Effective January 1, 2011, the Plan was amended to include a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and service and is generally subject to three-year cliff vesting. In February 2012, the Company funded the RSC for plan year 2011 in the amount of $5.5 million, less forfeitures applied of $1.5 million, resulting in a net contribution of $4 million. In February 2013, the Company funded the RSC for plan year 2012 in the amount of approximately $14.2 million.

Participant Accounts and Vesting

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions and Plan earnings/(losses). Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the RSC. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2012 and 2011, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $2.1 million and $2.2 million, respectively.

Rollovers into Plan

Participants may elect to roll over one or more account balances from qualified plans.

Investment Options

Non-Participant Directed Funds –

Pfizer Stock Match Fund	–
This fund invests Company matching contributions in the common stock of Pfizer Inc.

All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund may target a cash position up to 0.25% of the fund balance for purposes of liquidity.

Pfizer Preferred Stock Fund	–
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Pfizer Savings Plan. Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation of Pfizer Inc. common stock.

Participant Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan.

Contributions made by participants may subsequently be invested into a self-directed brokerage account.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company, except certain employees who are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, are employed by a unit not designated for participation in the Plan, or are otherwise eligible for another Company-sponsored savings plan, are eligible to enroll in the Plan on their date of hire.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s default investment fund option, which are the Plan’s Target Retirement Trust Plus accounts, based on the participant’s retirement eligibility date.

On October 1, 2010, the Wyeth Savings Plan was merged into the Plan. Participants eligible to participate in or who held balances in the Wyeth Savings Plan became eligible to participate in the Pfizer Savings Plan. Participant balances in the Wyeth Savings Plan were transferred into investment options offered by the Pfizer Savings Plan as of that date. See Note 3 for additional information.

On December 30, 2010, the Plan Sponsor completed an acquisition of Synbiotics Corporation. The Plan Sponsor froze active participation in the Synbiotics Corporation 401(k) Plan effective December 31, 2011 and the Legacy Synbiotics Employees became eligible to participate in the Plan effective January 1, 2012. Participant balances in the Synbiotics Corporation 401(k) Plan were transferred into the Plan in August 2012. See Note 3 for additional information.

On October 28, 2011, the Plan Sponsor completed an acquisition of Icagen, Inc. The Plan Sponsor froze active participation in the Icagen, Inc. Savings Plan effective October 31, 2011 and the Legacy Icagen Employees became eligible to participate in the Plan effective November 1, 2011. Participant balances in the Icagen, Inc. Savings Plan were transferred into the Plan in August 2012. See Note 3 for additional information.

Employees became eligible to participate in the Plan effective November 1, 2011. Participant balances in the Icagen, Inc. Savings Plan were transferred into the Plan in August 2012. See Note 3 for additional information.

Notes Receivable from Participants

Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The repayment period for primary residence loans converted into the Plan from the Pharmacia Savings Plan is 6 to 10 years. The interest rate on all loans is based on the prime rate plus 1%. Interest rates on outstanding loans ranged from 3.25% to 10.50% and 4.25% to 10.50% at December 31, 2012 and 2011, respectively.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the non-participant and participant directed funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of the account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31st of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid. For treatment on Form 5500 of benefits processed and approved for payment prior to December 31st but not yet paid as of that date, refer to Note 10.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCT) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Fixed income funds represent investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). The GICs and SICs are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. See Note 6 for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $64.58 and $55.72 at December 31, 2012 and 2011, respectively, based on the closing Pfizer Inc. common stock price of $25.08 and $21.64 on December 31, 2012 and 2011, respectively.

See Note 8 for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the fund holding investments in GICs and SICs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the change in the difference between the cost of the investments and their fair value at the end of the year.

Adoption of New Accounting Standard

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, which is an amendment to the guidelines on the measurement and disclosure of fair value that is consistent between U.S. GAAP and International Financial Reporting Standards. The adoption of this new standard did not have a significant impact on the Plan’s financial statements.

3.     Transfers Into and Out Of the Plan

In 2010, the Plan Sponsor completed its acquisition of Synbiotics Corporation. In August 2012, the net assets of the Synbiotics Corporation 401(k) Plan, in the amount of $3 million, were transferred into the Plan.

In 2011, the Plan Sponsor completed its acquisition of Icagen, Inc. In August 2012, the net assets of the Icagen, Inc. 401(k) Plan, in the amount of $4.1 million, were transferred into the Plan.

In 2012, a cash transfer in the amount of $346,000 received from the prior recordkeeper of the Wyeth Savings Plan representing uncashed participant benefit checks was transferred into the Plan.

4.     Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 19, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan Sponsor’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Sponsor’s tax division and the Plan Sponsor’s counsel have confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2009.

5.     Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2012	2011

Pfizer Inc. common stock*	$1,773,579	$1,545,309
NTGI – QM Collective Daily S&P 500 Equity Index Fund – Lending	924,965	847,013
Fidelity Large Cap Growth Fund	734,371	656,099
Blackrock US Debt Index Fund K	508,647	492,290
Dodge & Cox International Stock Fund	503,388	456,440
Bank of America Contract #03-099	445,593	452,119

*
Includes 42,505,988 non-participant directed shares and 28,210,892 participant directed shares at December 31, 2012 and 41,917,343 non-participant directed shares and 29,492,491 participant directed shares at December 31, 2011.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,
(thousands of dollars)	2012	2011

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$246,898	$298,045
Pfizer Inc. preferred stock	8,844	12,193
Mutual funds	387,954	(179,181)
Common/collective trust funds	331,571	83,605
	$975,267	$214,662

 6.     Investment Contracts

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs and SICs held directly in the T. Rowe Price Fixed Income Fund. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2012 and 2011, the Plan held GICs with a contract value of approximately $407 million and $458 million, respectively, and SICs with a contract value of approximately $1.2 billion and $1.2 billion, respectively. The average portfolio yields for the years ended December 31, 2012 and 2011 were approximately 2.95% and 3.49% respectively. The crediting interest rates for the years ended December 31, 2012 and 2011 were approximately 3.17% and 3.73%, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan or collective trust fund, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" mean withdrawals from the stable value fund which directly result from participant transactions which are allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the Plan. SICs consist of a portfolio of underlying assets owned by a benefit plan and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Non-Participant Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the non-participant directed investments in the Pfizer Stock Match Fund and Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2012	2011

Net Assets:
Investments, at fair value:
Pfizer Inc. common stock	$1,066,050	$907,091
Pfizer Inc. preferred stock	60,261	59,628
Common/collective trust funds	11,289	10,619
Total investments	1,137,600	977,338
Receivables:
Securities sold	1,025	1,512
Liabilities:
Payable for securities purchased and other	(2,867)	(2,919)
Net assets available for plan benefits	$1,135,758	$975,931

	Year Ended December 31,
(thousands of dollars)	2012	2011

Changes in Net Assets:
Investment income:
Net appreciation in investments	$156,194	$183,661
Pfizer Inc. common stock dividends	37,211	33,379
Pfizer Inc. preferred stock dividends	2,565	2,909
Interest and dividend income from other investments	15	13
Total investment income	195,985	219,962
Less: Investment management fees	(25)	(24)
Net investment and interest income	195,960	219,938
Contributions and other:
Company contributions	146,457	119,708
Benefits paid to participants	(101,513)	(91,282)
Transfers to participant directed investments	(81,077)	(74,765)
Total contributions and other	(36,133)	(46,339)
Net increase	159,827	173,599

Net assets available for plan benefits:
Beginning of year	975,931	802,332
End of year	$1,135,758	$975,931

8.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011.

(thousands of dollars)	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Common/collective trusts:
Fixed income	$-	$106,623	$-	$106,623
Index fund	-	1,769,234	-	1,769,234
Retirement target date	-	1,390,859	-	1,390,859
	-	3,266,716	-	3,266,716
Mutual funds:
Growth	1,379,995	-	-	1,379,995
Balanced	333,829	-	-	333,829
Value	312,389	-	-	312,389
International	682,965	-	-	682,965
Self-directed funds	124,102	-	-	124,102
	2,833,280	-	-	2,833,280
Synthetic investment contracts:
Investment contracts	-	1,188,170	-	1,188,170
Wrapper contracts	-	69,265	-	69,265
	-	1,257,435	-	1,257,435
Pfizer Inc. common stock	1,773,579	-	-	1,773,579
Pfizer Inc. preferred stock	-	60,261	-	60,261
Guaranteed investment contracts	-	432,468	-	432,468

Total investments at fair value	$4,606,859	$5,016,880	$-	$9,623,739

(thousands of dollars)	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Common/collective trusts:
Fixed income	$-	$91,400	$-	$91,400
Index fund	-	1,614,840	-	1,614,840
Retirement target date	-	1,167,605	-	1,167,605
	-	2,873,845	-	2,873,845
Mutual funds:
Growth	1,251,996	-	-	1,251,996
Balanced	313,851	-	-	313,851
Value	284,077	-	-	284,077
International	621,218	-	-	621,218
Self-directed funds	103,352	-	-	103,352
	2,574,494	-	-	2,574,494
Synthetic investment contracts:
Investment contracts	-	1,187,722	-	1,187,722
Wrapper contracts	-	59,655	-	59,655
	-	1,247,377	-	1,247,377
Pfizer Inc. common stock	1,545,309	-	-	1,545,309
Pfizer Inc. preferred stock	-	59,628	-	59,628
Guaranteed investment contracts	-	481,711	-	481,711

Total investments at fair value	$4,119,803	$4,662,561	$-	$8,782,364

9.     Related-Party Transactions

The trustee of the Plan, Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

10.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in fixed income funds representing GICs and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2011 and expected to be filed for 2012.

	December 31,
(thousands of dollars)	2012	2011

Net assets available for plan benefits per the financial statements	$9,623,932	$8,787,564
Adjustment of fixed income fund investments from contract value to fair value	94,630	83,449
Amounts allocated to withdrawing participants	(2,871)	(905)
Deemed distributions	(2,190)	(2,360)
Net assets available for plan benefits per Form 5500	$9,713,501	$8,867,748

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2012	2011

Benefits paid to participants per the financial statements	$860,056	$1,002,867
Amounts allocated to withdrawing participants and deemed distributions at end of year	5,061	3,265
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(3,265)	(6,108)
Benefits paid to participants per Form 5500	$861,852	$1,000,024

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2012	2011

Net appreciation in investments per the financial statements	$975,267	$214,662
Adjustment of fixed income fund investments from contract value to fair value at end of year	94,630	83,449
Adjustment of fixed income fund investments from contract value to fair value at beginning of year	(83,449)	(73,684)
Net appreciation in investments per Form 5500	$986,448	$224,427

11.     Subsequent Events

In connection with the Plan Sponsor’s acquisition of Alacer Corp. in February 2012, the Alacer Corp. 401(k) Plan was merged into the Plan on January 1, 2013. The net assets from the Alacer plan in the amount of approximately $4.3 million were transferred into the Plan in January 2013.

In connection with the Plan Sponsor’s acquisition of Excaliard Pharmaceuticals, Inc. in November 2011, the Excaliard 401(k) Plan was merged into the Plan on January 1, 2013. The net assets from the Excaliard plan in the amount of approximately $120,000 were transferred into the Plan in January 2013.

In February 2013, the Plan Sponsor completed an initial public offering of approximately 19.8% of Zoetis Inc. common stock. On June 24, 2013, the split-off of the remaining interest in Zoetis common stock was completed via an exchange offer, in which Plan participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. It is expected that the Zoetis Stock Fund will only exist under the Plan for one year, during which time participants will be able to transfer their account balances to any of the investment options available under the Plan. After the final transfer date, the Zoetis Stock Fund will be eliminated and participants’ balances in the Zoetis Stock Fund will be sold and the proceeds will be transferred within participants’ accounts to the Savings Plan Qualified Default Investment Alternative fund, which is generally the Vanguard Target Trust Plus Fund for the participant’s expected retirement age.

In July 2013, the Plan balances of Zoetis colleagues are expected to be transferred into the Zoetis Savings Plan at which time the Zoetis colleagues will cease to be participants in the Plan.

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2012
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			70,716,880	$1,241,239	$1,773,579

*	Pfizer Inc. Preferred Stock	Preferred stock			933,157	37,624	60,261

*	NTGI – QM Collective Daily S&P 500 Equity
	Index Fund – Lending	Collective trust fund			210,888	705,822	924,965
*	NTGI – QM Collective Daily Russell 2000
	Equity Index Fund – Lending	Collective trust fund			91,643	80,019	100,767
*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund			106,622,695	106,623	106,623
	Blackrock US Debt Index Fund K	Collective trust fund			16,509,147	425,844	508,647
	Blackrock US TIPS Fund K	Collective trust fund			16,920,387	200,466	234,855
	Vanguard Target Retirement Income Trust Plus	Collective trust fund			9,623,281	291,733	317,953
	Vanguard Target Retirement 2015 Trust Plus	Collective trust fund			1,014,266	32,703	34,414
	Vanguard Target Retirement 2020 Trust Plus	Collective trust fund			11,318,976	340,336	386,996
	Vanguard Target Retirement 2025 Trust Plus	Collective trust fund			1,245,442	40,949	42,856
	Vanguard Target Retirement 2030 Trust Plus	Collective trust fund			10,717,948	321,183	371,591
	Vanguard Target Retirement 2035 Trust Plus	Collective trust fund			735,052	24,430	25,639
	Vanguard Target Retirement 2040 Trust Plus	Collective trust fund			5,610,585	168,196	196,258
	Vanguard Target Retirement 2045 Trust Plus	Collective trust fund			229,612	7,613	8,034
	Vanguard Target Retirement 2050 Trust Plus	Collective trust fund			111,259	3,677	3,892
	Vanguard Target Retirement 2055 Trust Plus	Collective trust fund			92,146	3,058	3,226
	Total common/collective trust funds					2,752,652	3,266,716

	Fidelity Mid Cap Stock Fund	Mutual fund			12,805,804	377,178	375,850
	Fidelity Large Cap Growth Fund	Mutual fund			7,872,759	753,614	734,371
	Fidelity Low Price Stock Fund	Mutual fund			8,457,782	331,965	333,829
	T.Rowe Price Small Cap Stock Fund	Mutual fund			7,927,529	241,772	269,774
	Eaton Vance Special Large Cap Fund	Mutual fund			15,978,959	259,397	312,389
	Dodge & Cox International Stock Fund	Mutual fund			14,531,984	459,891	503,388
	Oppenheimer Developing Markets Fund Y	Mutual fund			5,148,420	164,820	179,577
						2,588,637	2,709,178

	Self-Directed Brokerage Account	Mutual fund					124,102
	Total mutual funds						2,833,280

	Bank of America Contract #03-099	Synthetic investment contract	3.17%	**	421,046,310	421,046	445,593
	State Street Contract #96028	Synthetic investment contract	3.17%	**	382,051,814	382,052	404,323
	CDC Natixis Contract #WR-1828-01	Synthetic investment contract	3.17%	**	385,072,157	385,072	407,519

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2012
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	Metropolitan Life Ins., Contract #32392	Guaranteed investment contract	3.35%	**	312,828,315	312,828	334,651

	T. Rowe Price Stable Value Fund – Guaranteed Investment Contracts:
	MetLife Ins. Co. of CT, Contract #32558	Guaranteed investment contract	1.43%	9/2/2014	10,192,441	10,192	10,326
	Metropolitan Life Ins., Contract #29933	Guaranteed investment contract	5.94%	6/16/2014	12,998,783	12,999	14,009
	Metropolitan Life Ins., Contract #29892	Guaranteed investment contract	4.70%	3/15/2014	24,884,070	24,884	25,600
	New York Life, Contract #GA-34202-002	Guaranteed investment contract	2.60%	12/15/2015	10,011,258	10,011	10,523
	New York Life, Contract #GA-34202	Guaranteed investment contract	4.65%	3/14/2013	8,000,000	8,000	8,363
	New York Life, Contract #GA-34202-003	Guaranteed investment contract	1.25%	10/31/2014	15,000,000	15,000	15,192
	Prudential Life Insurance, Contract #GA- 62132-211	Guaranteed investment contract	5.68%	6/16/2014	12,854,412	12,854	13,804
	Total fixed income funds					1,582,084	1,689,903

*	Notes receivable from participants (9,109 loans)	Interest Rate: 3.25% - 10.50%					83,062
		Maturity Date: 2013 - 2034

	Total						$9,706,801

	* Party-in-interest as defined by ERISA
	** Open-ended maturity

	See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2012
(thousands of dollars)

					(h)
					Current
					value of
(a)	(b)	(c)	(d)	(g)	asset on	(i)
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI Collective Government Short- Term Investment Fund*	Common / Collective Trust (CCT) shares – 744 purchases	$721,600	$-	$721,600	$721,600	$-

NTGI Collective Government Short- Term Investment Fund*	CCT shares – 1,396 sales	-	721,455	721,455	721,455	-

Fidelity Mid Cap Stock Fund	Mutual Fund (MF) shares – 42 purchases	22,057	-	22,057	22,057	-

Fidelity Mid Cap Stock Fund	MF shares – 195 sales	-	419,907	363,647	419,907	56,260

Fidelity Growth Company Fund	MF shares – 58 purchases	27,021	-	27,021	27,021	-

Fidelity Growth Company Fund	MF shares – 175 sales	-	802,886	610,194	802,886	192,692

Fidelity Mt. Vernon Street Trust Growth Company Fund	MF shares – 4 purchases	761,781	-	761,781	761,781	-

Fidelity Mt. Vernon Street Trust Growth Company Fund	MF shares – 17 sales	-	8,061	8,167	8,061	-106

Pfizer Inc.*	Common stock – 106 purchases	278,645	-	278,645	278,645	-

Pfizer Inc.*	Common stock – 391 sales	-	265,818	193,856	265,818	71,962

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By:	/s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 26, 2013